[STRONG CAPITAL MANAGEMENT LETTERHEAD]




                                                             February 20, 2004

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:   Strong Equity Funds II, Inc. ("Registrant")
      - Strong Flexible Balanced Fund
      - Strong Small Cap Stock Fund
      (originally filed as Strong Small Cap Core Fund)
      Withdrawal of Post-Effective Amendment No. 34 Filed on September 12, 2003 File Nos. 2-99752 and 811-4384
      Accession Number: 0000869297-03-000075

Dear Sir or Madam:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant requests the withdrawal of Post-Effective Amendment No. 34 ("PEA 34") filed September 12, 2003, to the Registration Statement on Form N-1A.

         PEA 34 was filed to add the Strong Flexible Balanced Fund and the Strong Small Cap Stock Fund as series funds of the Registrant. We are withdrawing PEA 34 because the Registrant has decided not to add the new series funds at this time. Should it decide later to add such series funds, it will file another post-effective amendment to its Registration Statement. Accordingly, the withdrawal of PEA 34 is requested at this time. No securities have been sold in connection with PEA 34.

         If you  have  any  questions  or  comments,  please  call  me at  (414)
577-7383.

                                   Sincerely,

                                /s/ Christopher O. Petersen

                                   Christopher O. Petersen
                                   Vice President and Assistant Secretary


C:       Jeanine M. Bajczyk, Associate Counsel